SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS YEAR-TO-DATE NET REVENUE OF R$10.6 BILLION AND EBITDA OF
R$5.1 BILLION, BOTH RECORD FIGURES OF THE COMPANY, AND NET INCOME OF
R$1.8 BILLION IN THE PERIOD. IN THE 3Q08, CSN PRESENTS NET REVENUE OF
R$4.0 BILLION AND EBITDA OF R$2.1 BILLION, BOTH RECORD FIGURES OF THE
COMPANY, AND NET INCOME OF R$40 MILLION

São Paulo, Brazil, November 14, 2008

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the third quarter of 2008 (3Q08), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the third quarter of 2007 (3Q07), unless otherwise stated. For reference purposes, US amounts were converted into Reais at the Real/US Dollar exchange rate of R$1.914, as of September 30, 2008.

Executive Summary

  Third-quarter net revenue totaled R$4.0 billion, a quarterly record, 13% up on the previous three months and 36% up year-on- year. Net revenue in the first nine months stood at R$10.6 billion, also a new record of the Company, representing an increase of more than R$2.2 billion or 26% on the same period in 2007;
  Gross profit came to R$2.1 billion in the 3Q08 and R$5.0 billion year-to-date, also record figures;
  EBITDA amounted to R$2.1 billion in the third quarter, another record, 23% up on the R$1.7 billion reported in the 2Q08 and 60% up on the 3Q07. Year-to-date EBITDA totaled R$5.1 billion, yet another record and higher than the figure for the entire year of 2007;
  Both consolidated and parent-company EBITDA margin reached 52% in the third-quarter, a 4 p.p. and 2 p.p. increase, respectively, on the 2Q08. CSN has consistently recorded average EBITDA margins of above 40% for more than 7 years;
  3Q08 net income of R$40 million reflects increased financial expenses from the impact of the US$23.00 slide in the price of our ADRs, which negatively impacted the financial result of the Total Return Equity Swap made by the Company. The object of this transaction is the exchange of return on assets (swap) against the price variation of the Company’s ADRs. The transaction was originally executed in 2003 and successively renewed on its respective maturities, with the last of such renewal having taken place in September 2008. Gains resulting from this transaction from its implementation to December 31, 2007, totaled R$2.2 billion and we recorded additional gains of R$0.9 billion in the 1H08, giving a total result since 2003 of R$3.1 billion. In the 3Q08, we recorded losses of R$1.3 billion. However, the Company’s accumulated gains reached approximately R$1.8 billion even after 3Q08 losses;
  Year-to-date net income totaled R$1.8 billion;
  Consolidated and parent-company sales of flat steel on the domestic market accounted for 88% and 95% of total sales, respectively, in the 3Q08. In the first nine months, domestic sales amounted to 3.3 million tonnes, a 28% year-on-year improvement;
  Net revenue per tonne averaged R$2,448 on the domestic market in the 3Q08, versus R$2,053 per tonne in the previous quarter and R$1,899 per tonne in 3Q07;
  In the first nine months of 2008, ROE and ROCE (return on capital employed) were 57% and 31%, respectively;
  After the close of the third quarter, CSN announced the conclusion of negotiations and the execution of the main contracts related to the establishment of a strategic partnership with a consortium comprising ITOCHU Corporation, Nippon Steel Corporation, JFE Steel Corporation, POSCO, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., and Nisshin Steel Co., Ltd. involving the alienation of 40% of NAMISA’s capital stock for US$3.12 billion to that consortium. The conclusion of the transaction is subject to the compliance with certain regulatory and precedent conditions. The parties expect to close the transaction by the end of November.

1

Investor Relations Team
On September 30, 2008	- IR Executive Officer: Otavio de Garcia Lazcano
• Bovespa (CSNA3): R$40.75/share	- Manager: David Moise Salama - (11) 3049-7588
• NYSE (SID): US$21.26 /ADR (1 ADR = 1 share)	- Specialist: Claudio Pontes - (11) 3049-7592
• Total no. of shares = 804,203,838	- Specialist: Fábio Romanin – (11) 3049-7598
• Market Cap: R$31.3 billion/US$16.4 billion	- Analyst: Priscila Kurata - (11) 3049-7526
- Trainee: Caio de Carvalho – (11) 3049-7593
invrel@csn.com.br

Consolidated Highlights	3Q07	2Q08	3Q08	3Q08 X 3Q07	3Q08 X 2Q08
				(Chg%)	(Chg%)
Crude Steel Production (thousand t)	1,390	1,291	1,317	-5.3%	2.0%
Sales Volume (thousand t)	1,349	1,327	1,265	-6.2%	-4.7%
Domestic Market	967	1,103	1,111	14.9%	0.7%
Exports	382	224	154	-59.7%	-31.3%
Net Revenue per unit (R$/t)	1,810	2,012	2,421	33.8%	20.3%
Financial Data (RS MM)
Net Revenue	2,969	3,555	4,029	35.7%	13.3%
Gross Profit	1,271	1,706	2,118	66.7%	24.1%
EBITDA	1,307	1,702	2,090	59.9%	22.8%
EBITDA Margin	44%	48%	52%	8 p.p.	4 p.p.
Net Income (R$ MM)	699	1,031	40	-94.3%	-96.2%
Net Debt (R$ MM)	5,617	5,030	6,283	11.8%	24.9%

Economic and Steel Scenario

Brazil

In the first nine months of 2008, Brazil’s economy recorded consistent growth. In the 3Q08 in particular, the scenario was exceptionally positive, with a decline in the IPCA consumer price index, strong GDP growth, a higher number of loan operations, lower unemployment and increased industrial output.
Inflationary pressure looks set to continue this year. As if the increase in food and other commodities prices was not enough, the devaluation of the Real against the dollar has now made imports more expensive. According to the latest Focus Report, the market expects the IPCA to close 2008 at 6.29%, close to the upper limit of the fluctuation band established by the Central Bank, ending 2009 at 5.00% . Estimates for the IGP-M general price index for 2008 and 2009 are 10.65% and 5.50% respectively.
In accordance with Central Bank monetary policy, the COPOM raised the SELIC, Brazil’s base rate, to 13.75% p.a. in September as a means of keeping inflation under control. This rate was retained at the last meeting in October and is expected to remain in place until the end of the year, before falling to 13.50% at the close of 2009.

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Signs of uncertainty began to appear as of mid-September, thanks to the shrinkage of the global economy and some companies of other industrial segments are already projecting a drop in production and are granting collective vacations. However, unlike in previous crises, the country’s foreign reserves are at comfortable levels, above US$200 billion, and the Central Bank has already shown that it will not hesitate to make use of them if necessary. It has been frequently promoting dollar auctions and currency swaps in order to boost market liquidity. The more expensive dollar favors exports and hampers imports. Market expectations for the exchange rate at the end of 2008 and 2009 are R$2.15 and R$2.10, respectively.
As for the sector itself, Brazilian Steel Institute figures show that national output remained warm in the 3Q08.
Crude steel production totaled 9.4 million tonnes in the 3Q08, 8.1% up on the previous quarter, while rolled production reached 6.6 million tonnes, up by 2.9% on the 2Q08, led by flat rolled, with 3.7 million tonnes. Year-to-date domestic sales of rolled products totaled 16.9 million tonnes, 15.8% up year-on-year, while domestic flat rolled sales stood at 9.8 million tonnes, a 9.6% improvement over the 9M07. Also in the first nine months, the more even distribution of wealth and the relatively favorable borrowing conditions proved crucial for the performance of the automotive, construction, capital goods and home appliance/OEM industries.

Automotive Industry
According to ANFAVEA, the auto manufacturers’ association, third-quarter vehicle output in the 3Q08 moved up 2.7% over the previous quarter, while production in the first nine months increased 20% year-on-year, accompanied by a 27% upturn in domestic sales. Favorable credit conditions were fundamental for the renewal of the national truck fleet and the restrictions in the next few months will almost certainly affect vehicle production and sales in Brazil.

Agricultural Machinery
Year-to-date agricultural machinery production grew by 32.7% over the first nine months of 2007, while domestic sales climbed by 48.4% on the same comparison basis. However, the possible credit restrictions, uncertainties over the level of the exchange rate and the impact of the international crisis on agricultural commodity prices may affect producers’ profits next year. Public financing lines and programs such as Mais Alimentos (More Food), designed to encourage tractor sales and adopted in the states of Paraná and São Paulo, will be fundamental to the sector’s performance.

Construction
The construction sector did very well through September and should close the year with growth of 10%. Ongoing projects and investment decisions taken in 2008 will partially sustain sector activity in the first half of 2009, although the global liquidity crisis has led builders to reassess their investment portfolios and many projects have been put on hold.
Aware of the sector’s importance to economic development and job creation, at the end of October the federal government announced new financing lines totaling R$3 billion for the real estate and construction sector, which will be used by companies to discount receivables, tide them through the temporary suspension of credit by the private Banks and top up their working capital.

Home Appliances / OEM
The sector is expected to record annual growth of around 10%, virtually identical to the 11% posted last year. Although September’s sales volume was below the historical average for the sector, manufacturers expect a recovery at the end of the year, when demand for these products is normally more heated. However, the credit restrictions, high interest rates and the exchange rate uncertainties may well lead to a reduction in consumption.

Distribution
Steel distributors’ year-to-date sales totaled 2.45 million tonnes, 24.9% up on the first nine months of 2007. Steel distributors’year-to-date purchases came to 3.02 million tonnes, up by 17% over the same period of 2007, which should ensure stability until the end of the current year.

International Market

USA

Following the steel upward price trajectory through June, the weakening of the U.S. economy, the vacation season in the northern hemisphere and the reduction in consumer confidence have all helped diminish demand for steel products. CRU International Ltd. estimates a drop of 6.4% in flat steel consumption in the 3Q08 over the 2Q08, which had a negative impact on prices.

3

Although international steel prices and maritime freight charges have both come down, imports have not moved up accordingly, benefiting the local steelmakers.
Demand is expected to remain slow until the end of the year, given that consumers are postponing their purchases, thereby reducing their inventories.
In an attempt to encourage consumption and credit, the FED recently introduced successive interest rate cuts and the base rate is now 1% p.a. These measures, together with the massive economic stimulus package, underline the U.S. government’s commitment to the recovery of economic growth.

Europe

The global economic turbulence has hit industrial production in Europe, reducing consumption of steel products and leading to a build-up of inventories. Although prices in the 3Q08 were slightly higher than their U.S. counterparts, as announced by CRU International, Ltd, European producers have signaled their willingness to reduce output in order to prevent prices from falling further.
Although products from Asia and Russia are being offered at attractive prices, consumers are postponing new purchases and making use of their inventories.
In order to contain the crisis and prevent a collapse of the local financial system, the European governments have launched a bail-out package for the region’s banks, involving financing lines totaling more than 1 trillion Euros.

Asia

The Chinese economy recorded growth of around 10% in the first nine months of 2008, according to Oxford Economics. Nevertheless, following an exceptionally favorable first half, the 3Q08 was marked by a slowdown in demand and a reduction in the confidence of consumers, who made less purchases volumes and began to use their existing inventories. As of August, the global uncertainties and the credit squeeze triggered a domestic price slide.
Given the cost pressure on several local manufacturers, production cut-backs and the closure of less efficient plants should help balance supply and demand.

Production

CSN produced 1.32 million tonnes of crude steel in the 3Q08, 2% more than the previous quarter and 5% down on the 3Q07.

Third-quarter rolled steel output totaled 1.17 million tonnes, 3% down on the 2Q08 and 1% down year-on-year, basically due to the programmed maintenance stoppage to the hot strip mill.

Given Brazil’s strong economic growth through August, the favorable exchange rate and the expected hot strip mill maintenance, CSN opted to import semi-finished products to meet growing domestic demand. As a result, throughout the 3Q08, aside from its own semi-finished items, CSN was using slabs and hot-rolled coils acquired from third parties.

				Change(%)
Production (in thousand t)	3Q07	2Q08	3Q08	3Q08 x 3Q07	3Q08 x 2Q08
Crude Steel (P Vargas Mill)	1,390	1,291	1,317	-5.2%	2.0%
Purchased Slabs from Third Parties	0	0	19	-	-
Total Crude Steel	1,390	1,291	1,337	-3.8%	3.5%

Rolled Products * (UPV)	1,180	1,208	1,146	-2.9%	-5.1%
HR from Third Parties Consumption	0	0	20	-	-
Rolled Products * (UPV)	1,180	1,208	1,166	-1.2%	-3.5%
* Products delivered for sale, including shipments to CSN Paraná.

4

Production Costs (Parent Company)

3Q08 Costs

CSN’s total production costs came to R$1.53 billion in the third quarter, R$313 million, or 25% up on the previous quarter, chiefly due to the increase in raw material prices, as detailed below:

Raw materials: quarter-over-quarter increase of R$316 million, caused by:
- Coke: increase of R$128 million, due to higher international prices;
- Coal: upturn of R$86 million, thanks to market price adjustments;
- Purchased slabs and hot-rolled coils: in the 3Q08 CSN used around 39,000 tonnes of slabs and hot-rolled coils in its rolled steel production, pushing up production costs by R$73 million over the 2Q08;
- Pellets: growth of R$23 million, basically due to higher consumption.

Labor: growth of R$6 million, thanks to the full impact of the 8% pay rise in May/08, following the collective bargaining agreement.

General manufacturing costs: remained flat at around R$382 million, at the same level of 2Q08.

9M08 Costs

In the first nine months, production costs totaled R$3.88 billion, R$369 million, or 10%, more than in the same period last year, chiefly due to the following factors:

Raw materials: year-on-year increase of R$310 million, explained primarily by:
- Coke: increase of R$222 million, due to higher consumption and international prices;
- Coal: increase of R$62 million in costs, thanks to market price adjustments;
- Scrap: rise of R$56 million, basically due to higher consumption;
- Purchased slabs and hot-rolled coils: upturn of R$49 million in costs due to higher consumption;
- Other raw materials: increase of R$43 million;
- Zinc: reduction of R$120 million, due to the decline in international prices.

Labor: growth of R$39 million, thanks to the pay rise in May/08 following the collective agreement;
General costs: rise of R$18 million, due to higher natural gas and maintenance prices, partially offset by reductions in other costs.

5

Sales

Total Sales Volume

CSN’s year-to-date sales volume totaled 4.0 million tonnes, in line with the first nine months of 2007. Third-quarter sales volume stood at 1.3 million tonnes.

Domestic Market

Domestic market sales came to 1.1 million tonnes in the 3Q08, 15% up year-on-year and flat over the previous quarter. Year-to-date sales amounted to 3.3 million tonnes, 28% more than in the 9M07.

Domestic sales accounted for 88% of the third-quarter total sales volume, 5 p.p. more than in the 2Q08, reflecting the Company’s strategy of prioritizing the domestic market, considering the growing demand and more attractive prices in the Brazilian Market .

Export Market

Third-quarter export volume stood at 154,000 tonnes, 31% down on the 2Q08 and 60% less year-on-year, due to the routing of sales to the domestic market. In the 3Q08, 45% of exports went to Latin America and 31% to Europe.

Market Share and Product Mix

The Company’s share of the domestic flat steel market increased to 39% in the 3Q08, 3 p.p. up on the 3Q07, led by tin plate, with a 98% share; galvanized, with 48%; hot-rolled, with 35%; and cold-rolled, with 26%.

Also in the third quarter, CSN had a 49% share of the construction market, 44% of the distribution market, 41% of the home appliance/OEM market, 22% of the auto market and a massive consolidated 98% share of the steel packaging market. Coated products accounted for 47% of 3Q08 total sales volume.

6

Prices

On the domestic market, net revenue per tonne averaged R$2,448 in the 3Q08, versus R$2,053 in the previous three months. The 19% upturn reflects the incorporation of the price hikes implemented in May and July 2008.

In 2008 to date, CSN has introduced three price increases, in March, May and July 2008, giving the following total percentages:
- Hot-rolled, 50%;
- Cold-rolled, 38%;
- Galvanized, 27%;
- Tin plate, 12%;

Average export prices in Reais moved up 23% over the 2Q08, primarily due to the improved sales mix and higher international prices.

Mining

• PRODUCTION

CSN’s own iron ore production plus acquisitions from third parties totaled 7.4 million tonnes in the 3Q08, 4.5 million of which from Casa de Pedra; 1.3 million from NAMISA; and 1.6 million from third parties.

Using the same criterion, the year-to-date figure stood at 21.3 million tonnes, 13.5 million of which from Casa de Pedra; 3.9 million from NAMISA; and 3.9 million from third parties.

7

• SALES

Iron ore sales, excluding own consumption, came to 5.4 million tonnes in the third quarter and 13.1 million tonnes year-to-date. The domestic market accounted for 21% of sales, or 2.7 million tonnes, in the first nine months, and exports accounted for 79%, or 10.4 million tonnes.

In addition, the Presidente Vargas Mill absorbed 5.5 million tonnes in the 9M08 and 1.8 million tonnes in the 3Q08.

• INVENTORIES

Iron ore inventories in September 30, 2008 were approximately 14 million tonnes.

NAMISA – SUBSEQUENT EVENTS

In July 2007, NAMISA, a wholly-owned CSN subsidiary, acquired 100% of Companhia de Fomento Mineral (“CFM”). The total amount involved in the transaction was initially estimated at up to US$440 million, subject to the compliance with certain regulatory and precedent condition and conclusion of an adequate due diligence. At the signature of the contract US$100 million were paid and other US$250 million, in August 2007. From the remaining balance of R$90 million, the parties involved in the transaction agreed in November 2008, to pay final R$50 million. There is no additional amount to be paid by CSN.

In April 2008, CSN released a Notice to the Market informing that it had hired Goldman Sachs to provide financial advisory for the potential alienation, total or partial, of its stake in NAMISA.

On October 21, 2008, CSN released a Material Fact, informing the market about the conclusion of negotiations as well as the signature of related contracts for the establishment of a strategic partnership with the Consortium comprising ITOCHU Corporation, Nippon Steel Corporation, JFE Steel Corporation, POSCO, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., and Nisshin Steel Co., Ltd. (the “Consortium”), under the following terms:

1.
The transaction consists in the sale of 40% of the voting and total capital stock of Nacional Minérios S.A. (“NAMISA”), a subsidiary of CSN, for the aggregate amount of US$3.12 billion, payable in cash on the closing date. The closing date is expected to occur by the end of November, 2008. Out of the US$3.12 billion amount, the Consortium will pay approximately US$3 billion in connection with the acquisition of a primary issue of shares by NAMISA.

2.
NAMISA will pay approximately US$3 billion to CSN, on the closing date, as pre-payment for a portion of the purchase price agreed between the parties in connection with future sales of crude iron ore (run of mine) and the rendering of port services from CSN to Namisa. The run of mine will be extracted by CSN from the Casa de Pedra Mine and will be sold to NAMISA, which shall, in addition to its own run of mine, beneficiate the product in NAMISA’s own industrial facilities. All agreements were negotiated on an arms-length basis.

3.	CSN will maintain 60% of Namisa’s voting and total capital with a view to aligning the parties’ interest in this long term venture.

4.
NAMISA’s operation is fully integrated and includes access to rail transportation in the form of long term contract with MRS Logística S.A. (“MRS”). As part of the transaction, CSN will contribute non-voting non-convertible A class preferred shares of MRS to NAMISA. These shares correspond to approximately 10% of MRS’s total capital.

5.
NAMISA’s business plan provides for an aggressive production expansion of iron ore products and pellets. NAMISA will market mainly iron ore of its own production but will also acquire iron ore from third parties producers to complement its sales.

6.	A portion of NAMISA’s production will be sold to the Consortium members. Such obligations are reflected in a long-term “offtake” agreement and were established on an arms-lengths basis.

7.
NAMISA’s mid and long term business plans estimate that in 2009 the company will have sales of approximately 18 million tonnes of iron ore per year. It also provides for an expansion in production in order to allow NAMISA to commercialize an estimated amount in excess of 38 million tonnes of iron ore per year from 2013 onwards.

8.	CSN would like to clarify that the transaction does not provide for the acquisition by the Consortium of a stake in the Casa de Pedra Mine.

8

The parties proceed with negotiations aiming to conclude necessary requirements for the closing of the transaction within above mentioned period.

Net Revenue

Net revenue totaled R$4.0 billion in the 3Q08, a new Company record, 13% up on the 2Q08 and 36% up year-on-year, thanks to the steel product price hikes and the higher share of domestic market sales. It is also worth noting the upturn in iron ore sales in the 3Q08, which already account for 16% of total net revenue.

Net Revenue - 3Q08		STEEL		MINING *			OTHER	TOTAL

	Domestic	Exports	Total	Domestic	Exports	Total
Volume (thousand tonnes)	1,111	154	1,265	1,075	4,339	5,414	-	-
Net Revenue (R$ MM)	2,719	344	3,063	103	522	625	341	4,029

* Including only iron ore figures.

Operating Revenue and Expenses

Operating expenses totaled R$344 million in the 3Q08, R$27 million more than in the previous quarter due to the slight upturn in domestic market selling expenses.

In year-on-year-terms, these expenses moved up by R$17 million for the same reason.

EBITDA

Year-to-date EBITDA came to R$5.1 billion, which is higher than the full-year EBITDA posted by the Company since the beginning of operations in 1946.

Third-quarter EBITDA totaled R$2.1 billion, a new quarterly record and a significant 60% up on the 3Q07. In relation to the 2Q08, EBITDA climbed by 23%, mainly due to the increases in the price of the steel Company’s products and the greater share of the mining segment in results.

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The consolidated 3Q08 EBITDA margin stood at exceptional 52%, a year-on-year improvement of around 8 p.p. and 4 p.p. up on the 2Q08.

The consolidated EBITDA margin of the Steel segment reached 51%, while the margin of the Mining segment was 67%, and Others, 30%.

The parent company’s 3Q08 EBITDA margin reached 52%, 2 p.p. higher than the previous three months.

Financial Result and Net Debt

The 3Q08 net financial result was negative by R$1.71 billion, chiefly due to the following factors:
• Provisions for interest on loans and financing totaling R$183 million;
• Monetary restatement of tax provisions according to SELIC rate amounting to R$112 million; and
• Losses of R$1.3 billion resulting from the Total Return Equity Swap, based on CSN’s ADR price, which negatively impacted the financial result of the swap transaction made by the Company. The purpose of this transaction is the exchange of return on assets (swap) against the price variation of the Company’s ADRs. The transaction was originally executed in 2003 and successively renewed on its respective maturities, with the last of such renewal having taken place in September 2008. Gains resulting from this transaction from its implementation to December 31, 2007, totaled R$2.2 billion and we recorded additional gains of R$0.9 billion in the 1H08, giving a total result since 2003 of R$3.1 billion. In the 3Q08, we recorded losses of R$1.3 billion. However, the Company’s accumulated gains reached approximately R$1.8 billion even after 3Q08 losses.

The company does not have any leveraged hedge transactions relating to exchange rate. It foreign exchange exposure through the third quarter 2008 was immaterial.

Net debt closed the 3Q08 at R$6.28 billion, R$1.25 billion more than the R$5.03 billion recorded at the end of the previous quarter, basically due to:
• Negative net financial result in the 3Q08: R$1.71 billion;
• Investments of R$0.6 billion in various expansion projects;
• Increase of R$0.5 billion in tax expenses;
• Increase of R$0.5 billion in working capital;
• These effects were partially offset by EBITDA of R$2.1 billion in 3Q08.

The net debt/EBITDA ratio, based on EBITDA of R$6.34 billion in the last 12 months, stood at 0.99 at the close of the 3Q08, similar to the figure posted at the end-of-2007.

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Non-operating Revenue / Expenses

Non-operating expenses amounted to R$20 million in the 3Q08, chiefly due to the period booking of provisions for fixed asset write-offs. This was R$41 million lower than in the 2Q08, primarily due to the percentage variation in equity result of the investment in CFN booked in the latter quarter.

The year-to-date non-operating result was negative by R$83 million, R$256 million lower than in the 9M07, thanks to non-recurring revenue of R$182 million from the sale of CSN’s share of Corus Group PLC in the latter period.

Income Taxes

Total income tax and social contribution were approximately R$60 million positive in the 3Q08, mainly due to the booking of subsidiaries’ deferred income and social contribution credits.

In the first nine months of 2008, these taxes represented a net expense of R$585 million.

Net Income

CSN posted a 3Q08 net income of R$40 million, R$991 million down on the previous three months, primarily due to:

- Gross profit of R$2.1 billion, R$412 million up on the 2Q08;
- On the other hand, the net financial result was R$1.7 billion negative in the 3Q08, affecting the quarter net income.

In the first nine months, net income totaled R$1.84 billion, fueled by gross profit of R$5.04 billion and jeopardized by the net financial expense of R$1.38 billion.

Capex

CSN invested R$639 million in the 3Q08, R$372 million of which went to the parent company, allocated as follows:

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• Expansion of the Casa de Pedra mine: R$147 million;

• Maintenance and repairs: R$83 million;

• Capitalization of financial charges: R$62 million;

• Expansion of the Port of Itaguaí: R$20 million;

• Works plan: R$18 million.

The remainder went to minor maintenance projects and technological improvements, designed to increase operational efficiency.

Investments in subsidiaries totaled R$268 million, most of which in:

• MRS Logística: R$113 million;

• CSN Cimentos: R$61 million;

• Transnordestina Logística: R$56 million.

Investments in the first nine months of 2008 came to around R$1.6 billion.

Working Capital

Working capital closed September at R$1.7 billion, 42% up on the end-of-2Q08 figure. The main impact came from the R$523 million increase in the asset balance, chiefly due to the R$189 million upturn in “Accounts Receivable” and the R$358 million increase in “Inventories”, reflecting the price adjustments and the repositioning of inputs at higher costs. Liabilities were virtually identical to the previous quarter, with the R$444 million increase in the “Suppliers” line being offset by the R$420 million reduction in “Taxes Payable”, due to lower taxable income in the period.

The 3Q08 average supplier payment period increased from 20 days to 81 days, while the average receivables period remained flat at 22 days. The inventory turnover period averaged 131 days, 16 days up on the 2Q08.

			R$ MM

WORKING CAPITAL	2Q08	3Q08	Chg.(%) 3Q08 x 2Q08
Assets	3,837	4,360	(523)

Cash	371	226	145
Accounts Receivable	915	1,104	(189)
- Domestic Market	1,098	1,085	13
- Export Market	(39)	171	(210)
- Allowance for Debtful	(144)	(152)	8
Inventory	2,333	2,691	(358)
Advances to Suppliers	218	339	(121)

Liabilities	2,643	2,668	(25)

Suppliers	1,236	1,680	(444)
Salaries and Social Contribution	134	158	(24)
Taxes Payable	1,190	770	420
Advances from Clients	83	60	23

Working Capital	1,194	1,692	(498)

TURN OVER RATIO
Average Periods	Jun/2008	Sep/2008	Chg.(%) 3Q08 x 2Q08
Receivables	19	22	(3)
Supplier Payment	61	81	(21)
Inventory Turnover	115	131	(16)

Capital Market

Share Performance

In 2008 to date, CSN’s shares have fallen by 20%, versus the IBOVESPA’s 22% decline. Following a successful first half, when CSN’s shares appreciated by 39%, the global economic instability contaminated all the world’s stock markets, including the BOVESPA and the NYSE. On the latter exchange, CSN’s ADRs fell by 27% year-to-date, versus the Dow Jones’ 19% downturn.

In the 3Q08, daily traded volume remained stable on the BOVESPA at approximately R$170 million. In New York, volume climbed by 17%, from an average of US$154 million per day in the 2Q08, to US$180 million in the 3Q08.

12

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q08	2Q08	3Q08
N# of shares	804,203,838	804,203,838	804,203,838

Market Capitalization
Closing price (R$/share)	62.56	71.20	40.75
Closing price (US$/share)	35.99	44.24	21.26
Market Capitalization (R$ million)	48,138	54,786	31,356
Market Capitalization (US$ million)	27,693	34,041	16,359

Variation
CSNA3 (%)	19%	17%	-43%
SID (%)	21%	26%	-52%
Ibovespa	-5%	7%	-24%
Dow Jones	-8%	-7%	-4%

Volume
Average daily (n# of shares)	2,629,207	2,308,632	3,158,359
Average daily (R$ Thousand)	154,310	171,163	169,944
Average daily (n# of ADR´s)	4,331,746	3,447,594	5,487,651
Average daily (US$ Thousand)	145,989	154,255	180,323

Source: Economática and Bloomberg

13

Webcast – 3Q08 Earnings Presentation

CSN is pleased to invite you to attend its 3Q08 Earnings Conference Call and Webcast, as follows:

Conference Call in English	Conference Call in Portuguese
November 18, 2008 – Tuesday	November 18, 2008 – Tuesday
9:00 a.m. – US-ET (NY)	7:00 a.m. – US-ET (NY)
12:00 p.m. – Brasília Time	10:00 a.m. – Brasília Time
Dial-in: +1 (973) 935-8893	Dial-in: +55 (11) 2188-0188
Code: 73567338 or CSN	Code: CSN
Webcast: www.csn.com.br/ir	Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.6 million tons of crude steel and consolidated gross revenues of R$14.4 billion in 2007, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

14

INCOME STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$

	3Q07	1Q08	2Q08	3Q08	9M07	9M08
Gross Revenue	3,789,099	3,951,881	4,615,183	5,078,946	10,554,645	13,646,010
Gross Revenue deductions	(820,499)	(921,656)	(1,060,470)	(1,050,044)	(2,126,597)	(3,032,170)
Net Revenues	2,968,600	3,030,225	3,554,713	4,028,902	8,428,048	10,613,840
Domestic Market	2,194,671	2,359,335	2,754,181	3,138,971	5,920,799	8,252,487
Export Market	773,929	670,890	800,532	889,931	2,507,249	2,361,353
Cost of Good Sold (COGS)	(1,698,047)	(1,806,750)	(1,849,039)	(1,911,356)	(4,853,396)	(5,567,145)
COGS, excluding depreciation	(1,428,935)	(1,494,863)	(1,552,591)	(1,635,939)	(4,083,451)	(4,683,393)
Depreciation allocated to COGS	(269,112)	(311,887)	(296,448)	(275,417)	(769,945)	(883,752)
Gross Profit	1,270,553	1,223,475	1,705,674	2,117,546	3,574,652	5,046,695
Gross Margin (%)	42.8%	40.4%	48.0%	52.6%	42.4%	47.5%
Selling Expenses	(144,903)	(159,056)	(171,916)	(191,132)	(462,558)	(522,104)
General and andminstrative expenses	(87,975)	(93,350)	(127,935)	(112,076)	(277,819)	(333,361)
Depreciation allocated to SG&A	(13,003)	(13,354)	(12,911)	(12,384)	(40,060)	(38,649)
Other operation income (expense), net	(81,598)	(54,170)	(4,235)	(28,756)	(86,470)	(87,159)
Operating income before financial equity interests	943,074	903,545	1,388,677	1,773,198	2,707,745	4,065,422
Net Financial Result	56,113	121,291	207,881	(1,715,000)	501,236	(1,385,828)
Financial Expenses	(432,874)	(260,785)	(311,720)	(317,569)	(737,747)	(890,074)
Financial Income	300,851	245,260	245,251	(487,332)	586,527	3,179
Net monetary and forgain exchange variations	188,136	136,816	274,350	(910,099)	652,456	(498,933)
Equity interest in subsidiary	(27,344)	(58,050)	(57,730)	(57,844)	(82,581)	(173,624)
Operating Income (loss)	971,843	966,786	1,538,828	354	3,126,400	2,505,970
Non-operating income (expenes), Net	(7,796)	(1,071)	(61,758)	(20,422)	172,573	(83,250)
Income Before Income and Social Contribution Taxes	964,047	965,715	1,477,070	(20,068)	3,298,973	2,422,720
(Provision)/Credit for Income Tax	(114,835)	(100,506)	(390,610)	(86,495)	(617,793)	(577,611)
(Provision)/Credit for Social Contribution	(43,169)	(26,492)	(137,011)	(19,487)	(229,730)	(182,990)
Deferred Income Tax	(78,567)	(51,847)	56,744	118,507	(47,744)	123,402
Deferred Social Contribution	(28,301)	(19,566)	24,761	47,173	10,545	52,368

Net Income (Loss)	699,175	767,305	1,030,954	39,630	2,414,251	1,837,889

EBITDA	1,306,787	1,282,956	1,702,271	2,089,755	3,604,220	5,074,982
EBITDA Margin (%)	44.0%	42.3%	47.9%	51.9%	42.8%	47.8%
Adjusted EBITDA	1,306,787	1,282,956	1,702,271	2,089,755	3,604,220	5,074,982
Adjusted EBITDA Margin	44.0%	42.3%	47.9%	51.9%	42.8%	47.8%

15

INCOME STATEMENT
PARENT COMPANY - Corporate Law - In Thousand of R$

	3Q07	1Q08	2Q08	3Q08	9M07	9M08
Gross Revenues	2,868,839	3,104,282	3,500,195	3,911,148	8,171,000	10,515,625
Gross Revenues deductions	(684,108)	(778,609)	(914,986)	(940,179)	(1,761,316)	(2,633,774)
Net Revenues	2,184,731	2,325,673	2,585,209	2,970,969	6,409,684	7,881,851
Domestic Market	1,905,629	2,056,746	2,354,457	2,970,969	5,126,929	7,382,172
Export Market	279,102	268,927	230,752	-	1,282,755	499,679
Cost of Good Sold (COGS)	(1,146,722)	(1,381,399)	(1,347,052)	(1,473,990)	(3,571,280)	(4,202,442)
COGS, excluding depreciation	(917,648)	(1,108,945)	(1,092,482)	(1,243,347)	(2,919,521)	(3,444,774)
Depreciation allocated to COGS	(229,074)	(272,454)	(254,571)	(230,642)	(651,759)	(757,668)
Gross Profit	1,038,009	944,274	1,238,157	1,496,979	2,838,404	3,679,409
Gross Margin (%)	47.5%	40.6%	47.9%	50.4%	44.3%	46.7%
Selling Expenses	(76,222)	(99,160)	(120,927)	(109,525)	(222,672)	(329,611)
General and andminstrative expenses	(61,121)	(64,826)	(85,616)	(77,969)	(189,767)	(228,411)
Depreciation allocated to SG&A	(6,395)	(5,995)	(5,922)	(5,326)	(18,508)	(17,243)
Other operation income (expense), net	(40,332)	(47,002)	(41,976)	19,211	(143,004)	(69,767)
Operating income before financial equity interests	853,939	727,291	983,715	1,323,372	2,264,453	3,034,377
Net Financial Result	(197,184)	(256,152)	231,410	(1,298,860)	110,370	(1,323,602)
Financial Expenses	(384,509)	(235,015)	(218,170)	(298,055)	(572,531)	(751,240)
Financial Income	15,222	137,189	(341,247)	499,737	(307,321)	295,679
Net monetary and forgain exchange variations	172,103	(158,326)	790,827	(1,500,542)	990,222	(868,041)
Equity interest in subsidiary	259,416	443,918	298,747	(27,786)	826,125	714,881
Operating Income (loss)	916,171	915,057	1,513,872	(3,274)	3,200,948	2,425,656
Non-operating income (expenes), Net	(4,117)	(1,160)	(60,276)	(14,110)	(5,138)	(75,545)
Income Before Income and Social Contribution Taxes	912,054	913,897	1,453,596	(17,384)	3,195,810	2,350,111
(Provision)/Credit for Income Tax	(68,960)	(56,299)	(346,278)	(38,594)	(469,594)	(441,171)
(Provision)/Credit for Social Contribution	(33,580)	(20,005)	(130,926)	(13,033)	(196,107)	(163,964)
Deferred Income Tax	(76,510)	(48,426)	52,262	59,112	(89,899)	62,947
Deferred Social Contribution	(28,046)	(18,069)	22,289	24,502	(5,336)	28,722

Net Income (Loss)	704,958	771,097	1,050,943	14,603	2,434,874	1,836,645

EBITDA*	1,129,740	1,052,742	1,286,184	1,540,128	3,077,724	3,879,055
EBITDA Margin (%)	51.7%	45.3%	49.8%	51.8%	48.0%	49.2%
Adjusted EBITDA	1,129,740	1,052,742	1,286,184	1,540,128	3,077,724	3,879,055
Adjusted EBITDA Margin	51.7%	45.3%	49.8%	51.8%	48.0%	49.2%

16

BALANCE SHEET
Corporate Law - thousands of R$

	Consolidated		Parent Company
	9/30/2008	6/30/2008	9/30/2008	6/30/2008
Current Assets	9,800,826	8,136,437	5,197,431	4,017,421
Cash and Cash Equivalents	225,505	370,558	61,128	188,854
Marketable securities	4,270,008	3,289,579	958,232	190,075
Trade Accounts Receivable	1,104,513	915,930	1,237,200	1,077,760
Inventory	2,690,956	2,332,967	1,968,015	1,668,685
Insurance claims	186,247	186,247	186,247	186,247
Deffered Income Tax and Social Contribution	517,606	459,899	360,640	346,310
Other	805,991	581,257	425,969	359,490
Non-Current Assets	19,453,369	18,893,972	23,020,657	22,672,694
Long-Term Assets	2,401,388	2,142,749	2,216,121	2,431,329
Investments	782,581	838,489	7,862,194	7,420,772
PP&E	16,031,942	15,678,860	12,756,724	12,654,319
Deferred	237,458	233,874	185,618	166,274

TOTAL ASSETS	29,254,195	27,030,409	28,218,088	26,690,115

Current Liabilities	6,644,037	5,091,142	5,451,105	4,753,133
Loans and Financing	3,067,945	1,899,838	2,122,149	1,610,123
Suppliers	1,680,404	1,236,260	1,423,513	941,928
Taxes and Contributions	927,664	1,324,170	631,467	1,041,125
Dividends Payable	350,960	112,233	350,960	112,233
Other	617,064	518,641	923,016	1,047,724
Non-Current Liabilities	13,599,255	12,709,584	13,652,359	12,598,257
Long-term Liabilities	13,591,740	12,701,966	13,652,359	12,598,257
Loans and Financing	7,820,143	6,897,551	8,257,589	7,192,938
Provisions for contingencies, net judicial deposits	2,661,021	60,558	2,584,879	-
Deferred Income and Social Contributions
Taxes	1,944,822	1,980,841	1,827,273	1,861,816
Other	1,165,754	2,181,664	982,618	1,867,011
Future Period Results	7,515	7,618	-	-
Shareholders' Equity	9,010,903	9,229,683	9,114,624	9,338,725
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Revaluation Reserve	4,366,814	4,438,095	4,366,813	4,438,094
Earnings Reserve	2,000,786	1,995,465	2,104,510	2,104,510
Treasury Stock	(571,351)	(571,351)	(571,351)	(571,351)
Retained Earnings	1,533,677	1,686,497	1,533,675	1,686,495

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	29,254,195	27,030,409	28,218,088	26,690,115

17

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - thounsands of R$

	3Q 07	2Q 08	3Q 08	9M 07	9M 08
Cash Flow from Operating Activities	1,426,377	1,124,543	1,175,362	2,788,578	2,872,508
Net Income for the period	699,175	1,030,953	39,632	2,414,252	1,837,889
Net exchange and monetary variations	(336,898)	(507,989)	1,246,056	(907,871)	669,046
Provision for financial expenses	177,615	154,870	183,473	567,419	500,339
Depreciation, exhaustion and amortization	282,115	309,359	287,802	810,005	922,402
Fixed Assets Write-off	8,471	(713)	19,456	673,906	27,523
Equity results	27,348	57,707	57,867	82,582	173,624
Deferred income taxes and social contributions	106,869	(81,505)	(165,679)	37,200	(175,771)
Provisions	(412,406)	127,061	488,908	(749,935)	61,412
Working Capital	874,088	34,800	(982,153)	(138,980)	(1,143,956)
Accounts Receivable	241,268	(183,099)	(195,433)	417,442	(394,312)
Inventory	19,364	(143,360)	(355,148)	(100,881)	(260,718)
Suppliers	(67,810)	152,838	425,893	(400,931)	315,363
Taxes	(276,823)	517,941	(667,187)	(36,182)	(327,141)
Interest Expenses	(199,745)	(450,119)	(199,323)	(589,878)	(848,878)
Others	1,157,834	140,599	9,045	571,450	371,730
Cash Flow from Investment Activities	(1,359,894)	(668,729)	1,127,747	(2,641,508)	46,804
Swap Received			1,817,500		1,817,500
Investments	(792,765)		(23)	(792,766)	(23)
Fixed Assets/Deferred/Judicial Deposits	(567,129)	(668,729)	(689,730)	(1,848,742)	(1,770,673)
Cash Flow from Financing Activities	(191,521)	(466,385)	54,365	(108,718)	(1,249,200)
Issuances	608,220	907,121	826,780	2,938,216	1,951,273
Amortizations	(136,798)	(58,822)	(773,387)	(2,294,279)	(1,085,921)
Dividends/Equity Interest	(662,943)	(1,314,684)	972	(685,947)	(2,114,552)
Shares in treasury				(66,708)	-

Free Cash Flow	(125,038)	(10,571)	2,357,474	38,352	1,670,112

18

NET FINANCIAL RESULT
Consolidated - Corporate Law - thousands of R$

	3Q 07	2Q 08	3Q 08	9M 07	9M 08
Financial Expenses	(432,875)	(311,720)	(317,569)	(737,747)	(890,074)
Loans and financing	(177,585)	(155,242)	(183,099)	(567,389)	(500,337)
Local currency	(53,342)	(47,991)	(52,494)	(157,765)	(146,544)
Foreign currency	(124,243)	(107,251)	(130,605)	(409,624)	(353,793)
Taxes	(222,707)	(143,816)	(111,702)	(77,301)	(335,659)
Other financial expenses	(32,583)	(12,662)	(22,768)	(93,057)	(54,078)

Financial Income	300,851	245,251	(487,331)	586,527	3,180
Income from cash investments	33,858	16,233	37,200	150,741	86,372
Gains/Losses in derivative operations	224,225	178,930	(571,168)	338,780	(218,376)
Other income	42,768	50,088	46,637	97,006	135,184

Exchange and monetary variations	188,136	274,350	(910,099)	652,456	(498,933)
Net monetary change	(12,476)	(23,887)	(27,846)	(20,590)	(62,275)
Net exchange change	200,612	298,237	(882,253)	673,046	(436,658)

Net Financial Result	56,112	207,881	(1,714,999)	501,236	(1,385,827)

NET FINANCIAL RESULT
Parent Company - Corporate Law - thousands of R$

	3Q 07	2Q 08	3Q 08	9M 07	9M 08
Financial Expenses	(384,509)	(218,170)	(298,055)	(572,531)	(751,240)
Loans and financing	(49,616)	(46,960)	(71,985)	(153,871)	(164,649)
Local currency	(41,400)	(41,754)	(45,808)	(133,850)	(127,018)
Foreing currency	(8,216)	(5,206)	(26,177)	(20,021)	(37,631)
Transaction with subsidiaries	(93,955)	(84,075)	(104,996)	(286,309)	(287,117)
Taxes	(220,618)	(77,237)	(102,595)	(68,871)	(257,598)
Other financial expenses	(20,320)	(9,898)	(18,479)	(63,480)	(41,876)

Financial Income	15,223	(341,247)	499,737	(307,321)	295,679
Transaction with subsidiaries	(6,343)	(178,440)	482,917	(253,198)	202,871
Income from cash investments	2,911	1,540	1,397	8,946	3,856
Gains/Losses in derivative operations	(26,119)	(209,824)	(29,629)	(142,148)	(42,080)
Other income	44,774	45,477	45,052	79,079	131,032

Exchange and monetary variations	172,103	790,827	(1,500,542)	990,222	(868,041)
Net monetary change	(10,086)	(25,863)	(5,860)	(17,845)	(42,013)
Net exchange change	182,189	816,690	(1,494,682)	1,008,067	(826,028)

Net Financial Result	(197,183)	231,410	(1,298,860)	110,370	(1,323,602)

19

SALES VOLUME
Consolidated – Thousand t

	3Q 07	2Q 08	3Q 08	9M 07	9M 08

DOMESTIC MARKET	966	1,103	1,111	2,596	3,329

Slabs	19	25	19	58	66
Hot Rolled	455	452	477	1,094	1,415
Cold Rolled	154	180	172	416	536
Galvanized	213	284	303	615	868
Tin Plate	125	162	140	413	444

EXPORT MARKET	383	224	154	1,370	655

Slabs	28	32	-	230	32
Hot Rolled	22	9	11	72	33
Cold Rolled	50	3	0	148	32
Galvanized	200	145	110	656	429
Tin Plate	83	35	33	264	129

TOTAL MARKET	1,348	1,327	1,265	3,967	3,984

Slabs	47	57	19	288	98
Hot Rolled	477	461	488	1,167	1,448
Cold Rolled	204	182	172	564	568
Galvanized	413	429	413	1,271	1,297
Tin Plate	207	198	173	677	573

SALES VOLUME
Parent Company - Thousand t

	3Q 07	2Q 08	3Q 08	9M 07	9M 08

DOMESTIC MARKET	982	1,133	1,123	2,650	3,371

Slabs	19	25	19	58	66
Hot Rolled	456	452	475	1,090	1,409
Cold Rolled	190	258	256	505	759
Galvanized	192	226	232	565	677
Tin Plate	125	172	141	432	460

EXPORT MARKET	164	105	54	937	312

Slabs		32	-	154	32
Hot Rolled	22	29	12	189	102
Cold Rolled	9	1	-	96	3
Galvanized	61	10	9	274	51
Tin Plate	72	33	33	224	124

TOTAL MARKET	1,146	1,236	1,177	3,588	3,683

Slabs	19	57	19	212	98
Hot Rolled	478	481	488	1,279	1,512
Cold Rolled	199	259	256	601	762
Galvanized	253	235	240	839	727
Tin Plate	197	204	174	657	584

20

NET REVENUE PER UNIT
Consolidated - In R$/t

	3Q 07	2Q 08	3Q 08	9M 07	9M 08

DOMESTIC MARKET	1,899	2,053	2,448	1,901	2,118

EXPORT MARKET	1,585	1,813	2,253	1,569	1,819

TOTAL MARKET	1,810	2,012	2,421	1,787	2,069

Slabs	1,049	1,139	1,371	933	1,116
Hot Rolled	1,350	1,715	2,068	1,457	1,739
Cold Rolled	1,613	1,875	2,298	1,618	1,918
Galvanized	2,029	2,340	2,715	2,060	2,352
Tin Plate	2,552	2,373	2,954	2,344	2,576

NET REVENUE PER UNIT
Parent Company - In R$/t

	3Q 07	2Q 08	3Q 08	9M 07	9M 08

DOMESTIC MARKET	1,795	1,955	2,294	1,791	1,997

EXPORT MARKET	1,458	1,544	1,885	1,317	1,504

TOTAL MARKET	1,746	1,920	2,275	1,667	1,955

Slabs	792	1,141	1,371	866	1,117
Hot Rolled	1,478	1,714	2,044	1,379	1,704
Cold Rolled	1,651	1,755	2,000	1,534	1,779
Galvanized	2,254	2,520	2,857	2,106	2,517
Tin Plate	1,934	2,142	2,629	2,048	2,278

DOLAR EXCHANGE RATE
in R$ / US$

	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08

End of Period	2.050	1.926	1.839	1.771	1.749	1.592	1.914
Change %	-4.12%	-6.05%	-4.52%	-3.69%	-1.24%	-8.98%	20.25%

21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.